Exhibit 99.1

China Online Education Group Announces Second Quarter 2017 Results

Net revenues increased by 97.9% year-over-year

Gross billings1 increased by 81.9% year-over-year

Net operating cash flow reached RMB53.1 million

BEIJING, August 25, 2017 — China Online Education Group (“51Talk” or the “Company”) (NYSE:COE), a leading online education platform in China, with core expertise in English education, today announced its unaudited financial results for the second quarter ended June 30, 2017.

Second Quarter 2017 Financial and Operational Highlights

•                      Net revenues were RMB191.8 million (US$28.3 million), a 97.9% increase from RMB96.9 million for the second quarter of 2016.

•                      Gross billings were RMB355.1 million (US$52.4 million), an 81.9% increase from RMB195.2 million for the second quarter of 2016.

•                      Gross margin was 62.9%, compared with 64.9% for the second quarter of 2016.

•                      Percentage of gross billings contributed by K-12 students was 71.9%, compared with 49.3% for the second quarter of 2016.

•                      Net cash provided by operating activities reached RMB53.1 million (US$7.8 million).

Key Operating Data

	For the three months ended
	June 30,	June 30,	Y-o-Y
	2016	2017	Change

Gross billings (in RMB millions)	195.2	355.1	81.9%
Gross billings contributed by K-12 students (in RMB millions)	96.3	255.3	165.2%
Active students[2] (in thousands)	86.6	152.3	76.0%

1 Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period.

2 An “active student” for a specified period refers to a student who booked at least one paid lesson, and excluding those students who only attended paid live broadcasting lessons or trial lessons.

Mr. Jack Jiajia Huang, Founder, Director and Chief Executive Officer of 51Talk, said, “We continued to see dynamic growth in gross billings, net revenues and number of active students in the second quarter of 2017.  We also saw the number of foreign teachers on our platform exceed 10,000 for the first time in the Company’s history, growing to approximately 12,6003 at the end of the second quarter.”

Mr. Huang continued, “Quality growth remains our key theme this year. Currently, over 95% of our active students use our proprietary, next-generation technology, which delivers superior audio and video quality with extremely low latency. By pairing this industry-leading technology with our dynamic curriculum, toward the end of the second quarter, we were able to successfully pilot an exciting new lesson format for K-12 students that allows small groups of students to simultaneously study and interact with each other and a teacher. We call this our ‘small class’ offering. We believe the new small class offering can significantly widen our existing market reach for K-12 students. This is an exciting and significant new addition to our product portfolio alongside our one-on-one offerings.”

Mr. Jimmy Lai, Chief Financial Officer of 51Talk, added, “Alongside our higher-than-expected revenue growth, our sales and marketing efficiency also continued to show improvement in the second quarter of 2017. Non-GAAP4 sales and marketing expenses as a percentage of gross billings fell to 43.0% from 55.6% in the same quarter last year. I am also very pleased to report that net operating cash flow for the second quarter of 2017 reached a record high RMB53.1 million. As we look into the second half of 2017, we are optimistic about the rollout of our small class offering as this bodes well for margin improvement, especially within our American Academy program.”

Second Quarter 2017 Financial Results

Net Revenues

Net revenues for the second quarter of 2017 were RMB191.8 million (US$28.3 million), a 97.9% increase from RMB96.9 million for the same quarter last year. The increase was primarily attributed to an increase in the number of active students and, to a lesser extent, an increase in the average revenue per active student. The number of active students was 152.3 thousand, a 76.0% increase from 86.6 thousand for the same quarter last year.

Cost of Revenues

Cost of revenues for the second quarter of 2017 was RMB71.2 million (US$10.5 million), a 109.0% increase from RMB34.0 million for the same quarter last year. The increase was primarily driven by an increase in total service fees paid to teachers, due to the delivery of an increased number of paid lessons as well as the increased cost per lesson with the expansion of western teachers.

3 The number of foreign teachers is defined as those who are qualified to deliver lessons on our platform as of the end of the period, including both office-based and home-based foreign teachers.

4 Non-GAAP results exclude share-based compensation expenses. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results of Operation Measures to the Comparable GAAP Measures.”

Gross Profit and Gross Margin

Gross profit for the second quarter of 2017 was RMB120.6 million (US$17.8 million), a 91.9% increase from RMB62.8 million for the same quarter last year.

Gross margin for the second quarter of 2017 was 62.9%, compared with 64.9% for the same quarter last year. The decrease was mainly attributable to the expansion of American Academy program which has a lower gross profit margin.

Operating Expenses

Total operating expenses for the second quarter of 2017 were RMB258.4 million (US$38.1 million), a 29.4% increase from RMB199.7 million for the same quarter last year. The increase was mainly the result of increases in sales and marketing, product development, and general and administrative expenses.

Sales and marketing expenses for the second quarter of 2017 were RMB153.6 million (US$22.7 million), a 38.0% increase from RMB111.3 million for the same quarter last year. The increase was mainly due to higher expenses related to an increase in the number of sales and marketing personnel, as well as higher marketing and branding promotional expenses, partially offset by lower recognized share-based compensation expenses. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the second quarter of 2017 were RMB152.8 million (US$22.5 million), a 40.8% increase from RMB108.5 million for the same quarter last year.

Product development expenses for the second quarter of 2017 were RMB50.7 million (US$7.5 million), a 31.7% increase from RMB38.5 million for the same quarter last year. The increase was primarily the result of newly added technology and course development-related personnel to further strengthen technology platforms and expand curriculum offerings, as well as technical services fees, partially offset by a reversal of share-based compensation expenses recognized related to unvested options upon departure of some technology-related personnel. Excluding share-based compensation expenses, non-GAAP product development expenses for the second quarter of 2017 were RMB51.9 million (US$7.7 million), a 72.5% increase from RMB30.1 million for the same quarter last year.

General and administrative expenses for the second quarter of 2017 were RMB54.1 million (US$8.0 million), an 8.4% increase from RMB49.9 million for the same quarter last year. The increase was primarily due to additional expenses for personnel necessary to support expanded operations, as well as higher recruitment costs and costs related to compliance and reporting obligations as a public company, partially offset by lower recognized share-based compensation expenses. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the second quarter of 2017 were RMB47.6 million (US$7.0 million), a 47.2% increase from RMB32.4 million for the same quarter last year.

Loss from Operations

Loss from operations for the second quarter of 2017 was RMB137.8 million (US$20.3 million), compared with RMB136.9 million for the same quarter last year.

Non-GAAP loss from operations for the second quarter of 2017 was RMB131.7 million (US$19.4 million), compared with RMB108.1 million for the same quarter last year.

Net Loss

Net loss for the second quarter of 2017 was RMB139.3 million (US$20.5 million), compared with RMB137.9 million for the same quarter last year.

Non-GAAP net loss for the second quarter of 2017 was RMB133.2 million (US$19.6 million), compared with RMB109.0 million for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the second quarter of 2017 was RMB6.90 (US$1.05), compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RMB21.97 for the same quarter last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the second quarter of 2017 was RMB6.60 (US$1.05), compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of RMB18.40 for the same quarter last year.

Balance Sheet

As of June 30, 2017, the Company had total cash, cash equivalents and time deposits of RMB701.5 million (US$103.5 million), compared with RMB647.0 million as of December 31, 2016.

The Company had deferred revenues (current and non-current) of RMB988.2 million (US$145.8 million) as of June 30, 2017, compared with RMB687.1 million as of December 31, 2016.

Outlook

For the third quarter of 2017, the Company currently expects:

•                  Net revenues to be between RMB220.0 million to RMB225.0 million, which would represent an increase of approximately 82% to 86% from RMB121.0 million for the same quarter last year; and

•                  Gross billings to be between RMB350.0 million to RMB360.0 million, which would represent an increase of approximately 50% to 54% from RMB233.2 million for the same quarter last year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 25, 2017 (8:00 PM Beijing/Hong Kong time on August 25, 2017).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until September 1, 2017, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10111519

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live one-on-one interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For more information, please visit http://ir.51talk.com.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP loss from operations, non-GAAP income tax expenses, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP net loss attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7793 to US$1.00, the rate in effect as of June 30, 2017 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s business outlook and quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 5692-8909

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 6535-0148

+1-212-481-2050

51talk@tpg-ir.com

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Jun. 30,	Jun. 30,
	2016	2017	2017
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	274,873	376,388	55,520
Time deposits	372,150	325,158	47,963
Prepaid expenses and other current assets	65,766	65,667	9,687
Total current assets	712,789	767,213	113,170

Non-current assets
Held to maturity	6,943	6,889	1,016
Property, plant and equipment, net	41,576	39,947	5,892
Intangible assets, net	4,629	5,703	841
Goodwill	4,223	4,223	623
Other non-current assets	5,367	7,083	1,045
Total non-current assets	62,738	63,845	9,417

Total assets	775,527	831,058	122,587

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Deferred revenues	653,413	950,275	140,173
Accrued expenses and other current liabilities	166,524	188,242	27,767
Taxes payable	18,923	23,163	3,417
Total current liabilities	838,860	1,161,680	171,357

Non-current liabilities
Deferred revenues	33,706	37,933	5,595
Deferred tax liabilities	226	175	26
Other non-current liabilities	1,918	2,082	307
Total non-current liabilities	35,850	40,190	5,928

Total liabilities	874,710	1,201,870	177,285

Total shareholders’ deficit	(99,183)	(370,812)	(54,698)

Total liabilities and shareholders’ deficit	775,527	831,058	122,587

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2016	2017	2017	2017	2016	2017
	RMB	RMB	RMB	US$	RMB	RMB

Net revenues	96,874	159,519	191,753	28,285	169,065	351,272
Cost of revenues	(34,043)	(54,752)	(71,150)	(10,495)	(60,351)	(125,902)
Gross profit	62,831	104,767	120,603	17,790	108,714	225,370
Operating expenses
Sales and marketing expenses	(111,339)	(146,077)	(153,619)	(22,660)	(205,584)	(299,696)
Product development expenses	(38,500)	(50,601)	(50,686)	(7,477)	(65,042)	(101,287)
General and administrative expenses	(49,890)	(48,364)	(54,095)	(7,979)	(75,548)	(102,459)
Total operating expenses	(199,729)	(245,042)	(258,400)	(38,116)	(346,174)	(503,442)
Loss from operations	(136,898)	(140,275)	(137,797)	(20,326)	(237,460)	(278,072)
Interest and other (expenses)/income, net	(592)	963	(409)	(60)	1,074	554
Loss before income tax expenses	(137,490)	(139,312)	(138,206)	(20,386)	(236,386)	(277,518)
Income tax expenses	(380)	(728)	(1,058)	(156)	(742)	(1,786)
Net loss	(137,870)	(140,040)	(139,264)	(20,542)	(237,128)	(279,304)
Accretions to preferred shares redemption value	(41,816)	—	—	—	(91,631)	—
Deemed contribution from preferred shares	2,618	—	—	—	2,618	—
Net loss attributable to ordinary shareholders	(177,068)	(140,040)	(139,264)	(20,542)	(326,141)	(279,304)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	120,877,785	300,860,235	301,352,242	301,352,242	96,572,658	301,107,598

Net loss per share attributable to ordinary shareholders basic and diluted	(1.46)	(0.47)	(0.46)	(0.07)	(3.38)	(0.93)

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2016	2017	2017	2017	2016	2017
	RMB	RMB	RMB	US$	RMB	RMB

Net loss per ADS attributable to ordinary shareholders basic and diluted	(21.97)	(7.05)	(6.90)	(1.05)	(50.66)	(13.95)

Comprehensive loss:
Net loss	(137,870)	(140,040)	(139,264)	(20,542)	(237,128)	(279,304)
Other comprehensive loss
Foreign currency translation adjustments	4,193	(6,011)	(6,064)	(894)	4,774	(12,075)
Total comprehensive loss	(133,677)	(146,051)	(145,328)	(21,436)	(232,354)	(291,379)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(2,871)	(1,192)	(863)	(127)	(2,871)	(2,055)
Product development expenses	(8,411)	(5,146)	1,221	180	(8,411)	(3,925)
General and administrative expenses	(17,540)	(6,785)	(6,465)	(954)	(17,540)	(13,250)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2016	2017	2017	2017	2016	2017
	RMB	RMB	RMB	US$	RMB	RMB

Sales and marketing expenses	(111,339)	(146,077)	(153,619)	(22,660)	(205,584)	(299,696)
Less: Share-based compensation expenses	(2,871)	(1,192)	(863)	(127)	(2,871)	(2,055)
Non-GAAP sales and marketing expenses	(108,468)	(144,885)	(152,756)	(22,533)	(202,713)	(297,641)

Product development expenses	(38,500)	(50,601)	(50,686)	(7,477)	(65,042)	(101,287)
Less: Share-based compensation expenses	(8,411)	(5,146)	1,221	180	(8,411)	(3,925)
Non-GAAP product development expenses	(30,089)	(45,455)	(51,907)	(7,657)	(56,631)	(97,362)

General and administrative expenses	(49,890)	(48,364)	(54,095)	(7,979)	(75,548)	(102,459)
Less: Share-based compensation expenses	(17,540)	(6,785)	(6,465)	(954)	(17,540)	(13,250)
Non-GAAP general and administrative expenses	(32,350)	(41,579)	(47,630)	(7,025)	(58,008)	(89,209)

Operating expenses	(199,729)	(245,042)	(258,400)	(38,116)	(346,174)	(503,442)
Less: Share-based compensation expenses	(28,822)	(13,123)	(6,107)	(901)	(28,822)	(19,230)
Non-GAAP operating expenses	(170,907)	(231,919)	(252,293)	(37,215)	(317,352)	(484,212)

Loss from operations	(136,898)	(140,275)	(137,797)	(20,326)	(237,460)	(278,072)
Less: Share-based compensation expenses	(28,822)	(13,123)	(6,107)	(901)	(28,822)	(19,230)
Non-GAAP loss from operations	(108,076)	(127,152)	(131,690)	(19,425)	(208,638)	(258,842)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2016	2017	2017	2017	2016	2017
	RMB	RMB	RMB	US$	RMB	RMB

Income tax expenses	(380)	(728)	(1,058)	(156)	(742)	(1,786)
Less: Tax impact of Share-based compensation expenses	—	—	—	—	—	—
Non-GAAP income tax expenses	(380)	(728)	(1,058)	(156)	(742)	(1,786)

Net loss	(137,870)	(140,040)	(139,264)	(20,542)	(237,128)	(279,304)
Less: Share-based compensation expenses	(28,822)	(13,123)	(6,107)	(901)	(28,822)	(19,230)
Non-GAAP net loss	(109,048)	(126,917)	(133,157)	(19,641)	(208,306)	(260,074)

Net loss attributable to ordinary shareholders	(177,068)	(140,040)	(139,264)	(20,542)	(326,141)	(279,304)
Less: Share-based compensation expenses, net of tax	(28,822)	(13,123)	(6,107)	(901)	(28,822)	(19,230)
Non-GAAP net loss attributable to ordinary shareholders	(148,246)	(126,917)	(133,157)	(19,641)	(297,319)	(260,074)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	120,877,785	300,860,235	301,352,242	301,352,242	96,572,658	301,107,598

Non-GAAP net loss per share attributable to ordinary shareholders basic and diluted	(1.23)	(0.42)	(0.44)	(0.07)	(3.08)	(0.86)

Non-GAAP net loss per ADS attributable to ordinary shareholders basic and diluted	(18.40)	(6.30)	(6.60)	(1.05)	(46.18)	(12.90)